ORIGINAL

PE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X_____ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes _________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-___________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1. Press release dated August 2, 2002 (Quebecor Media Inc.);
2. Consolidated Financial Statements for the 6 months period ended June, 2002;
3. Supplementary disclosure for Quebecor Inc. and Quebecor Media Inc.;
4. Certifications Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxly Act of 2002 signed by Claude Hélie and Pierre Karl Péladeau.

QUEBECOR MEDIA

August 2, 2002

For immediate release

QUEBECOR MEDIA REPORTS Q2 2002 RESULTS

Montreal, Quebec – Quebecor Media Inc.'s revenues totalled $573.6 million in the second quarter of 2002, an increase of $139.9 million over revenues of $433.7 million in the same quarter of 2001. Operating income increased significantly to $160.0 million, compared with $81.6 million in the same period of 2001. The higher revenues and operating income mainly reflect the inclusion of the results of the Cable and Broadcasting subsidiaries following the transfer of control over those operations in May and September 2001 respectively, and the consolidation of the Business Telecommunications segment since November 2001. The increase in operating income is also due to the strong performance of the Newspapers segment and improved operating results in the Web Integration/Technology and Internet/Portals segments.

During the six-month period ended June 29, 2002, Quebecor Media generated revenues of $1.12 billion, compared with $738.4 million in the first half of 2001. Operating income rose from $119.9to $289.6 million, a $169.7 million increase, due mainly to the factors mentioned above.

The Company reported earnings of $0.5 million in the second quarter of 2002, compared with a net loss of $74.6 million in the same quarter of 2001. In accordance with new accounting rules, the Company did not record any charge for amortization of goodwill in 2002, while it recorded a charge of $30.9 million in 2001. Amortization charges and financial expenses increased by $23.3 million and $12.2 million respectively in the second quarter of 2002, due primarily to the inclusion of the results of the Cable segment and TVA Group, and the consolidation of the Business Telecommunications segment. During the quarter, the Company recorded a write-down of temporary investments in the amount of $7.5 million (compared with $17.1 million in 2001) and restructuring charges of $0.7 million (compared with $15.4 million in 2001). The increase in operating income and the decrease in unusual charges account for the Company's positive earnings report for the second quarter. For the first six months of 2002, Quebecor Media recorded a net loss of $21.6 million, compared with a loss of $170.0 million for the same period of 2001.

Cable

In the second quarter of 2002, the Cable segment contributed $179.6 million to Quebecor Media's revenues and $60.9 million to its operating income. On a comparable basis, Vidéotron's revenues increased by $3.2 million, or 1.8%, from $176.4 million in the second quarter of 2001. Lower revenues from subscriptions to analog cable television services were more than offset by higher revenues from digital cable services and high-speed cable Internet access. In the second quarter, Vidéotron's operating income decreased by $6.5 million, or 9.7%, from the same quarter of 2001, primarily as a result of costs related to the labour dispute, and to staff training required for the maintenance of operations. For the first half of 2002, Vidéotron recorded revenues of $359.6 million, an increase of $8.3 million or 2.4%. Operating income was $128.1 million, a decrease of $5.2 million or 3.9% from the same period of 2001.

Vidéotron has been engaged in a labour dispute with its unionized employees since May 8, 2002. While operating conditions have become more difficult, Vidéotron has taken all necessary measures to keep the dispute from affecting service to customers. It has successfully maintained reliable, high-quality services despite acts of vandalism and sabotage in some parts of Quebec. Vidéotron also weathered the critical moving season in Quebec, traditionally a hectic period, with relatively little inconvenience to customers. In July 2002, the federal Minister of Labour appointed a special mediator. Since the dispute began, Vidéotron has been bargaining in good faith in order to reach a fair and reasonable agreement with its unionized employees.

Vidéotron continued expanding its product line during the second quarter, despite the unusual demands on its human resources caused by the labour dispute. It enhanced its *illico* digital television service by launching an interactive games portal carrying its new *i Games* package. It also introduced *Extrême*, a new ultra-high-speed Internet service designed specifically for customers who require extra performance and bandwidth.

Newspapers

The Newspapers segment continued posting excellent results in the second quarter of 2002. Sun Media Corporation reported revenues of $224.9 million, a 2.1% increase over the same period of 2001. Second quarter operating income showed strong growth, rising 21.4% from $53.0 million in 2001 to $64.3 million in 2002, primarily as a result of lower newsprint prices and higher revenues. The operating margin showed continued improvement, increasing to 28.6% in the second quarter, compared with 24.0% in the same period of the previous year.

In the first half of 2002, Sun Media's revenues increased by $5.6 million to $424.9 million. Operating income rose a remarkable $20.7 million to $108.9 million. Sun Media's improved profitability in the first six months of 2002 was propelled by the exceptional performance of its metropolitan dailies, which posted a 37.0% increase in operating income, as well as an 11.8% increase in the operating income generated by community newspapers. Lower newsprint prices, stringent management practices and effective cost containment account for the strong performance.

Broadcasting

In the second quarter of 2002, TVA Group contributed $80.6 million to revenues and $21.7 million to operating income. During the same period of 2001, TVA Group reported revenues of $86.7 million and operating income of $24.2 million. The decrease in revenues was mainly due to a decline in production and international distribution operations as a result of restructuring in 2001. Improved results at TVA Group's publishing operations, due to successful cost containment initiatives and the addition of Publicor's results since May 15, 2002, did not entirely offset the decrease in operating income generated by broadcasting operations. For the first six months of 2002, TVA Group generated revenues of $157.9 million, compared with $162.6 million in 2001, and operating income of $35.1 million, compared with $34.9 million in 2001, mainly for the reasons cited above.

On May 15, 2002, TVA Group acquired Publicor, Quebecor Media's magazines division. The combination of Publicor with TVA Publishing will solidify TVA Publishing's pre-eminent position in mass-market magazine publishing in Quebec and lengthen its lead as the number one player in this market.

Leisure and Entertainment

The Leisure and Entertainment segment recorded revenues of $54.5 million in the second quarter of 2002, a 2.1% decrease from revenues of $55.7 million in the same quarter of 2001. Higher revenues in the Music segment made up for the inclusion of the Magazines segment's revenues in TVA Group's results since Publicor was acquired by TVA Publishing on May 15, 2002. Operating income surged 70.3% to $5.3 million in the second quarter of 2002, compared with $3.1 million in the same quarter of 2001. For the first half of 2002, the segment's revenues declined from $115.4 million to $111.9 million, a 3.1% decrease, while operating income rose from $9.5 million to $11.0 million, a 15.8% increase. The results for the second quarter and first half of 2001 included the revenues and operating income of St. Remy Media Inc., which was sold at the end of 2001.

Business Telecommunications

On a comparable basis, Vidéotron Télécom ltée (VTL) generated revenues of $23.8 million in the second quarter of 2002, compared with $24.6 million in the same quarter of 2001. The segment's second-quarter operating income was $8.7 million in 2002, compared with $6.4 million in 2001. For the six-month period ended June 29, 2002, VTL's revenues totalled $46.1 million ($50.9 million in 2001) and its operating income was $16.3 million ($7.1 million in 2001). The $9.2 million increase in operating income was mainly due to continued cost containment measures and hiring limits in 2002, improved gross margins and lower outsourcing costs.

After the end of the quarter, VTL reached an agreement with its unionized technician. The new five-year labour agreement ended a labour dispute that began on April 30, 2002.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $20.5 million in the second quarter of 2002, compared with $35.1 million in the same quarter of 2001. The lower revenues were due to a $9.8 million decrease in sales volume at Mindready Solutions as a result of the general slowdown in the telecommunications industry, and a $4.8 million decrease in sales in the e-Business Services segment. The second-quarter operating loss decreased from $7.6 million in 2001 to $1.0 million in 2002 as a result of special charges recorded in 2001. In the first quarter of 2002, the segment's revenues were $41.3 million ($75.2 million in 2001) and the operating loss was $9.1 million ($8.0 million in 2001).

Internet/Portals

The Internet/Portals segment recorded revenues of $6.7 million in the second quarter of 2002, compared with $6.2 million in the same period of 2001. The 8.1% increase stemmed primarily from higher revenues generated by the CANOE network's sites and portals in Montreal, and by the specialty sites. The segment slashed its second-quarter operating loss from $8.5 million in 2001 to $887,000 in 2002. The improvement mainly reflects substantially reduced operating costs.

For the first six months of the 2002 financial year, the segment's revenues increased 8.5%to $14.1 million. The operating loss fell dramatically to $2.7 million in the first half of theyear, compared with $14.0 million in the same period of 2001, demonstrating the success of the multi-phase rationalization process launched in 2001 and continued in 2002.

Financial position

As at June 29, 2002, the Company's consolidated debt, including the short-term portion of the long-term debt, totalled $3.56 billion. The figure includes Sun Media Corporation's $517.1 million debt, Vidéotron ltée's $1.23 billion debt, and TVA Group's $49.2 million debt. The balance essentially consists of Quebecor Media Inc.'s debt, including Senior Notes in an aggregate amount of $1.32 billion and credit facilities of $429.0 million. Since December 31, 2001, the Company has paid down $27.7 million of Vidéotron's debt and $35.0 million of Sun Media's debt.

Accounting policies

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants ("CICA") accounting standards. The Company completed the first step of the goodwill impairment test for each of its operating units, in accordance with the new recommendations in Section 3062 of the *CICA Handbook,* and charged an estimated $2.17 billion to opening retained earnings, net of non-controlling interest of $17.7 million.

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations and special charges, write-down of goodwill, gain on sale of businesses, gains on dilution from the issuance of capital stock by subsidiaries, and income taxes. Special charges include write-downs of temporary investments, as well as non-monetary compensation charges. Equity loss from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company's definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Reform Litigation Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSE: QBR.A, QBR.B), operates in Canada, the United States, France, Spain, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Télécom ltée).

- 30 -

Information:

Claude Hélie
Executive Vice President
and Chief Financial Officer
Quebecor Inc.
(514) 380-1948

Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
(514) 380-1974
(514) 236-8742 (cell phone)
lavoie.luc@quebecor.com

Consolidated Financial Statements of

QUEBECOR MEDIA INC.

Three-month period and six-month period ended June 30, 2002 and 2001
(Unaudited)

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated)	2002	2001 (restated)
REVENUES				
Cable Television	$ 179,624	$ 118,082	$ 359,562	$ 118,082
Newspapers	224,883	220,303	424,886	419,336
Broadcasting	80,625	-	157,941	-
Leisure and Entertainment	54,517	55,671	111,896	115,429
Business Telecommunications	23,849	-	46,096	-
Web Integration/Technology	20,547	35,150	41,304	75,256
Internet/Portals	6,745	6,240	14,115	13,015
Other	917	1,263	1,834	2,562
Inter-segment	(18,141)	(3,059)	(34,573)	(5,260)
	573,566	433,650	1,123,061	738,420
OPERATING COSTS	(413,546)	(352,019)	(833,443)	(618,508)
OPERATING INCOME BEFORE UNDERNOTED ITEMS	160,020	81,631	289,618	119,912
Amortization	(58,780)	(35,473)	(118,881)	(48,799)
Financial expenses	(67,370)	(55,122)	(142,381)	(102,832)
Interest on redeemable preferred shares	(5,350)	-	(10,584)	-
Reserve for restructuring of operations	(722)	(15,371)	(3,854)	(15,371)
Write-down of temporary investments	(7,489)	(17,145)	(12,858)	(59,550)
Non-monetary compensation charges	(1,227)	(10,197)	(2,454)	(15,232)
Write-down of goodwill	-	-	(8,894)	-
Gains on sale of business and on dilution	244	-	1,014	1,479
INCOME (LOSS) BEFORE INCOME TAXES	19,326	(51,677)	(9,274)	(120,393)
Income taxes :				
Current	7,624	2,975	3,451	7,103
Future	6,352	(1,142)	12,286	(11,949)
	13,976	1,833	15,737	(4,846)
	5,350	(53,510)	(25,011)	(115,547)
Equity income (loss) from non-consilidated subsidiaries	-	3,644	-	(17,885)
Non-controlling interest	(4,834)	6,154	3,394	5,869
INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL	516	(43,712)	(21,617)	(127,563)
Amortization of goodwill, net of non-controlling interest	-	(30,930)	-	(42,390)
NET INCOME (LOSS)	$ 516	$ (74,642)	$ (21,617)	$ (169,953)

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Unaudited)

(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated)	2002	2001 (restated)
SEGMENTED INFORMATION				
Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of business and on dilution.				
Cable Television	$ 60,857	$ 44,542	$ 128,135	$ 44,542
Newspapers	64,296	52,974	108,875	88,141
Broadcasting	21,732	-	35,052	-
Leisure and Entertainment	5,265	3,092	10,977	9,477
Business Telecommunications	8,724	-	16,259	-
Web Integration/Technology	(1,045)	(7,601)	(9,055)	(8,019)
Internet/Portals	(887)	(8,542)	(2,671)	(14,014)
General corporate income (expenses)	1,078	(2,834)	2,046	(215)
	$ 160,020	$ 81,631	$ 289,618	$ 119,912
Amortization				
Cable Television	$ 35,172	$ 21,946	$ 71,011	$ 21,946
Newspapers	6,268	6,676	12,590	12,613
Broadcasting	2,773	-	5,723	-
Leisure and Entertainment	2,797	2,960	5,706	6,730
Business Telecommunications	8,967	-	17,776	-
Web Integration/Technology	1,157	1,278	2,399	2,591
Internet/Portals	1,217	1,085	2,443	2,555
Head Office	429	1,528	1,233	2,364
	$ 58,780	$ 35,473	$ 118,881	$ 48,799

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated)	2002	2001 (restated)
Deficit (Retained Earnings) at beginning of period				
As previously reported	$ 443,844	$ 71,219	$ 411,485	$ (19,934)
Restatement due to a change in accounting policy regarding foreign currency translation	-	1,633	10,226	(2,525)
	443,844	72,852	421,711	(22,459)
Restatement due to a change in accounting policy regarding goodwill	2,174,533	-	2,174,533	-
As restated	2,618,377	72,852	2,596,244	(22,459)
Net (income) loss	(516)	74,642	21,617	169,953
Deficit at end of period	$ 2,617,861	$ 147,494	$ 2,617,861	$ 147,494

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated)	2002	2001 (restated)
Cash flows related to operations :				
Net Income (loss)	$ 516	$ (74,642)	$ (21,617)	$ (169,953)
Adjustments for:				
Amortization of property, plant and equipment	53,201	35,069	107,538	48,017
Amortization and write-down of goodwill and deferred charges	5,579	36,833	20,237	51,198
Amortization of deferred financing costs and long-term debt discount	14,023	5,022	26,713	10,043
Non-monetary compensation charges	1,227	10,197	2,454	15,232
Write-down of temporary investments	7,489	17,145	12,858	59,550
Interest on redeemable preferred shares	5,350	-	10,584	-
Gains on foreign currency translation	(7,060)	(1,448)	(7,364)	(1,448)
(Gains) losses on sale of business and on dilution	45	110	(649)	(3,179)
Future income taxes	6,352	(1,142)	12,286	(11,949)
Equity (income) loss from non-consolidated subsidiaries	-	(3,644)	-	17,885
Non-controlling interest	4,834	(11,653)	(3,394)	(13,895)
Other	1,014	(2,030)	1,557	(2,930)
	92,570	9,817	161,203	(1,429)
Net change in non-cash balances related to operations (net of the effect of business acquisition and disposal)	42,571	63,080	(20,278)	33,961
Cash flows provided by operations	135,141	72,897	140,925	32,532
Cash flows related to financing activities:				
Net decrease in bank indebtedness	(1,757)	1,037	(3,392)	108
Issuance of long-term debt	6,897	16	7,041	40,725
Repayment of long-term debt	(28,991)	(116,325)	(69,144)	(138,471)
Financial fees	-	(4,763)	-	(4,763)
Issuance of capital stock by subsidiaries	-	-	-	2,750
Proceeds from inssuance of capital stock	21,078	417,500	21,078	417,500
Dividends paid to non-controlling shareholders	(1,257)	(800)	(2,672)	(993)
Decrease (increase) in advances receivable from Parent Company	(550)	3,706	3,100	(404)
Cash flows (used for) provided by financing activities	(4,580)	300,371	(43,989)	316,452
Cash flows related to investing activities:				
Business acquisitions, net of cash and cash equivalents acquired	-	(375,951)	(260)	(376,640)
Proceeds from disposal of businesses	924	-	2,041	-
Acquisitions of property, plant and equipmen	(33,662)	(35,561)	(71,963)	(45,520)
Additions to others assets	(7,328)	(4,948)	(21,348)	(4,948)
Net decrease in amounts receivable from non-consolidated subsidiaries	-	-	-	7,868
Proceeds from disposal of assets	15,447	84,943	24,715	102,410
Interests charges capitalized to investments in subsidiaries held for resale	-	(8,181)	-	(16,596)
Others	752	(12,169)	(487)	(7,862)
Cash flows used for investing activities	(23,867)	(351,867)	(67,302)	(341,288)
Net increase in cash and cash equivalents	106,694	21,401	29,634	7,696
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,207)	(1,189)	(2,240)	(518)
Cash and cash equivalents at beginning of period	129,680	33,145	207,773	46,179
Cash and cash equivalents at end of period	$ 235,167	$ 53,357	$ 235,167	$ 53,357

SEGMENTED INFORMATION

Additions to property, plant and equipment:				
Cable Television	$ 27,156	$ 26,445	$ 51,090	$ 26,445
Newspapers	1,457	5,408	2,131	11,770
Broadcasting	2,189	-	4,206	-
Leisure and Entertainment	1,493	2,649	3,034	4,647
Business Telecommunications	1,188	-	10,878	-
Web Integration/Technology	179	904	624	1,970
Internet/Portals	-	(88)	-	222
Head office	-	243	-	466
	$ 33,662	$ 35,561	$ 71,963	$ 45,520

QUEBECOR MEDIA INC.
CONSOLIDATED BALANCE SHEETS

(in thousand of Canadian dollars)

	June 30 2002 (unaudited)	December 31 2001 (restated) (audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 235,167	$ 207,773
Temporary investments (market value of $6.2 million ($34.3 million in 2001))	6,245	32,548
Accounts receivable	304,093	340,602
Income taxes receivable	15,086	12,786
Inventories and investments in televisual products and movies	156,543	166,750
Prepaid expenses	27,221	21,689
Future income taxes	22,440	22,440
	766,795	804,588
PORTFOLIO INVESTMENTS (market value of $14.5 million ($14.1 million 2001))	14,483	14,088
ADVANCES RECEIVABLE FROM PARENT COMPANY	27,256	30,356
PROPERTY, PLANT AND EQUIPMENT	1,750,485	1,818,579
GOODWILL	4,038,900	6,240,270
FUTURE INCOME TAXES	84,891	84,891
OTHER ASSETS	199,299	269,041
	$ 6,882,109	$ 9,261,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 34,683	$ 38,075
Accounts payable and accrued charges	620,022	690,681
Income and other taxes	11,278	12,352
Accounts payable to Parent Company and companies *under common control*	1,936	2,550
Future income taxes	926	926
Current portion of long-term debt and convertible notes	511,292	15,051
	1,180,137	759,635
LONG-TERM DEBT	3,046,922	3,680,337
REDEEMABLE PREFERRED SHARES	243,184	232,600
OTHER LIABILITIES	53,738	40,005
FUTURE INCOME TAXES	248,097	239,264
NON-CONTROLLING INTEREST	186,645	210,665
SHAREHOLDERS' EQUITY:		
Capital stock	1,506,045	3,984,967
Contributed surplus	3,038,559	538,559
Deficit	(2,617,861)	(421,711)
Translation adjustment	(3,357)	(2,508)
	1,923,386	4,099,307
	$ 6,882,109	$ 9,261,813

QUEBECOR INC.

Supplementary Disclosure

Quarter / 6-Month Period Ended June 30, 2002

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission.

For additional information, please contact
Mark D'Souza, Vice President and Treasurer, at (514) 380-1912 or
Jean-François Pruneau, Director, Corporate Finance, at (514) 380-4144

QUEBECOR INC.
Supplementary Disclosure
Quarter / 6-Month Period Ended June 30, 2002
Long-Term Debt

		June 30, 2002 (in millions)
Quebecor		
Revolving Credit Facility (Availability: $300)	$	147.0
Other Debt		7.8
	$	**154.8**
Quebecor World	**$**	**3,164.5**
Quebecor Media		
Revolving Credit Facility (Availability : $50)	$	-
Term Loan B-1 due 2003		429.0
Senior Notes/Senior Discount Notes due 2011		1,323.9
		1,752.9
Vidéotron		
Revolving Credit Facility (Availability : $150)		-
Term Loan A due 2008		714.4
Term Loan B due 2009		397.2
9 1/8% CF Cable Notes due 2007		119.6
		1,231.2
Sun Media		
Revolving Credit Facility (Availability : $75)		-
Term Loan due 2005		301.4
9½% Senior Subordinated Notes due 2007		215.7
		517.1
TVA		49.2
Other Debt		7.7
Total Quebecor Media	**$**	**3,558.2**
TOTAL DEBT	**$**	**6,877.5**
Exchangeable Debentures (World)	$	425.0
Exchangeable Debentures (Abitibi)		554.9
		979.9
Cash-on-hand		
Quebecor		15.7
Quebecor World		2.0
Quebecor Media		235.2
	$	252.9

Earnings per Share

	Q2 2001 (restated)	Q2 2002
Reported EPS	$0.00	$0.42
EPS before amortization of goodwill and excluding unusual items	$0.30	$0.49

/1

QUEBECOR MEDIA

Supplementary Disclosure
Quarter / 6-Month Period Ended June 30, 2002

VIDÉOTRON	2001			2002	
	Jun-30	Sept-30	Dec-31	Mar-31	Jun-30
Homes Passed ('000)[1]	2,324	2,324	2,331	2,316	2,316
Basic Subscribers ('000)	1,523	1,533	1,519	1,493	1,464
Basic Penetration	65.5%	66.0%	65.1%	64.5%	63.2%
Extended Tier Subscribers ('000)	1,262	1,269	1,252	1,225	1,197
Extended Tier Penetration	82.9%	82.8%	82.4%	82.0%	81.8%
Digital Set-Top Boxes ('000)	94	104	121	130	146
Digital Penetration[2]	6.8%	7.5%	8.9%	9.7%	11.1%
HSD Subscribers ('000)	183	206	229	251	265
HSD Penetration[2]	13.4%	15.0%	16.8%	18.8%	20.3%

(1) Ajustment done during the first quarter of 2002

(2) Based on residential subscribers

	2nd Quarter			YTD		
	2001	2002	VAR	2001	2002	VAR
(in millions)						
Revenues	$ 176.4	$ 179.7	1.8%	$ 351.2	$ 359.6	2.4%
Cable	$ 151.6	$ 146.5	-3.3%	$ 304.0	$ 295.5	-2.8%
Internet	$ 24.4	$ 32.9	34.4%	$ 46.2	$ 63.5	37.6%
EBITDA	$ 67.4	$ 60.8	-9.7%	$ 133.3	$ 128.1	-3.9%
CAPEX	$ 36.0	$ 29.8	-17.4%	$ 76.0	$ 56.3	-25.9%
2-Way Capability			97.0%			97.0%
Cable ARPU	$ 32.77	$ 32.98		$ 32.70	$ 32.98	
TOTAL ARPU	$ 38.15	$ 40.42		$ 37.79	$ 40.13	
EBITDA Margin	38.2%	33.9%		38.0%	35.6%	

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QUEBECOR MEDIA

Supplementary Disclosure
Quarter / 6-Month Period ended June 30, 2002

SUN MEDIA

	2nd Quarter			YTD		
	2001	**2002**	**VAR**	**2001**	**2002**	**VAR**
Lineage ('000)						
Urban Dailies	45,760	45,794	0.1%	85,457	86,763	1.5%
(in millions)						
Revenues	$ 220.3	$ 224.9	2.1%	$ 419.3	$ 424.9	1.3%
Advertising	$ 151.0	$ 155.0	2.7%	$ 281.5	$ 288.4	2.4%
Urban Dailies	$ 159.8	$ 162.5	1.7%	$ 305.0	$ 309.7	1.5%
Community Newspapers	$ 68.3	$ 70.2	2.7%	$ 129.0	$ 129.7	0.6%
EBITDA	$ 52.9	$ 64.3	21.5%	$ 88.1	$ 108.9	23.5%
EBITDA Margin	24.0%	28.6%		21.0%	25.6%	
Change in Newsprint Expense			-23.3%			-21.4%

/3

QUEBECOR INC.
Supplementary Disclosure
Quarter / 6-Month Period Ended June 30, 2002
Shares Held in Publicly Traded Subsidiaries

	Number of Shares Owned	% Equity	% Voting
Quebecor World[1]	53,711,277	38.2%	86.0%
TVA	12,226,617	35.5%	99.9%
Netgraphe	183,587,344	75.2%	97.7%
Nurun[2]	19,576,605	58.7%	58.7%
Mindready[3]	8,000,000	66.7%	81.0%

[1] Taking into account 12,500,000 shares held as collateral for the $425M Exchangeable Debentures
[2] Includes 500,000 shares held by Quebecor World
[3] Owned by Nurun

/4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLY ACT OF 2002

In connection with the Quarterly Report of Quebecor Media Inc. (the"Company") on Form 6-K for the period ending June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Karl Péladeau, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company

Pierre Karl Péladeau
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLY ACT OF 2002

In connection with the Quarterly Report of Quebecor Media Inc. (the"Company") on Form 6-K for the period ending June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company

Claude Hélie
Executive Vice-President and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By: Claudine Tremblay
Director, Corporate Services and
Assistant Corporate Secretary

Date: August 2, 2002